Julia Aryeh Senior Counsel 345 Park Avenue New York, NY 10154	Direct 212.407.4043 Main 212.407.4000 Fax 212.407.4990 jaryeh@loeb.com

April 23, 2025

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, NE

Washington, D.C. 20549

Attention:	Becky Chow
Stephen Krikorian
Charli Wilson
Jeff Kauten

Re:	BLACK TITAN CORPORATION, formerly - BSKE Ltd.
Draft Registration Statement on Form F-4
Submitted February 13, 2025
CIK No. 0002034400

Dear Members of Staff:

On behalf of Black Titan Corporation, formerly, BSKE Ltd (the “Company”), we hereby provide a response to the comments issued in a letter dated February 28, 2025 (the “Staff’s Letter”) regarding the Draft Registration Statement on Form F-4 filed on February 13, 2025 (the “Form F-4”). Contemporaneously, we are filing a revised Draft Registration Statement on Form F-4 via Edgar (the “Revised Form-4”).

In order to facilitate the review by the Commission’s staff (the “Staff”) of the Revised Form-4, we have responded, on behalf of the Company, to the comment set forth in the Staff’s Letter. The numbered paragraph set forth below responds to the Staff’s comment and corresponds to the numbered paragraph in the Staff’s Letter.

Amendment No. 1 to Draft Registration Statement on Form F-4

Unaudited pro forma combined financial information

Noted to unaudited pro forma combined financial information, page 81

1. We noted your response to prior comment 7; however, the historical statement of operations of TTNP for the fiscal year ended September 30, 2024, should be derived by subtracting the financial result for the nine months ended September 30, 2023 from the combined financial results for the nine months ended September 30, 2024 and the fiscal year ended December 31, 2023, instead of 2024.

Response: The Company has revised the disclosure on page 80 of the Revised Form-4 in accordance with the Staff’s comment.

2. It appears that your updated pro forma financial information contains mathematical errors and inconsistencies. Please address, but not limited to, the following:

●	We noted your pro forma combined total assets do not agree to your pro forma combined total liabilities and stockholders’ equity. Please revise.

●	Please ensure your footnote references for each transaction accounting adjustment on page 79 are consistent with your footnotes on page 82.

●	Please include a footnote for 3(b) for adjustment to amounts due to related parties in amount of $359 on page 79.

●	Please provide a reconciliation to the $395,978 adjustment to additional paid-in capital on page 79.

●	Please include a footnote for 4(a) for adjustment to General and administrative expenses in amount of $473 on page 80.

●	Please review your pro forma presentation so that the columns and rows properly foot and cross-foot.

Response: The Company has revised the disclosure on pages 78 to page 83 of the Revised Form-4 in accordance with the Staff’s comment.

Industry Overview, page 125

3. Please file the consent of Mordor Intelligence as an exhibit to your registration statement. Refer to Securities Act Rule 436.

Response: The Company has included this as an exhibit to the Revised Form-4 in accordance with the Staff’s comment.

TalenTec Sdn. Bhd.

Consolidated statement of operations and comprehensive income, page F-50

4. We noted you have recorded other income in the amount of $82,896 for the years ended July 31, 2024, which represents approximately 53.6% of your total net income. Please disclose the nature of this other income.

Response: The Company has revised the disclosure on page F-48 of the Revised Form-4 in accordance with the Staff’s comment.

Please call Tahra Wright at (212) 407-4122 or myself at (212) 407-4043 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Julia Aryeh
Julia Aryeh
Senior Counsel

cc:	Tahra Wright
Partner